UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549

                               FORM 12b-25

                      Commission File Number 000-30264

                         NOTIFICATION OF LATE FILING

       (Check One): Form 10-K Form 11-K Form 20-F Form 10-Q Form N-SAR

                       For Period Ended: September 30, 2001
                             --------------------

 Transition Report on Form 10-K           Transition Report on Form 10-Q
 Transition Report on Form 20-F           Transition Report on Form N-SAR
 Transition Report on Form 11-K

                         For the Transition Period Ended:

                         Nothing in this form shall be
                          construed to imply that the
                          Commission has verified any
                             information contained
                                     herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                   PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:   Acola Corp.

Former Name if Applicable: MegaChain.com, Ltd.

Address of Principal Executive Office (Street and number):
   8303 Southwest Freeway, Suite 950

City, state and zip code:  Houston, Texas 77074

                                      Part II
                                RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense. (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                     PART III
                                     NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On October 15, 2001, MegaChain.com, Ltd. (MegaChain) acquired Acola Corp. (Acola) subject to an Agreement and Plan of Reorganization (the Agreement). This transaction was accounted for as a reverse acquisition of MegaChain by Acola using the purchase method of accounting. Coincident with this transaction, Acola has filed on Forms 8-K with the Securities & Exchange Commission notice of the transaction and notice of a change in independent accountants. This coupled with, among other things, a relocation of Acola to the Company's new offices in Houston, Texas, a complete management and significant ownership change of outstanding shares of the Company's capital stock, timing in obtaining and organizing historical accounting information and the hiring of internal accountants to process the Company's accounting data has resulted in delays beyond the control of the Company.

As a result of the above circumstances, the Company is requesting approval by the U. S. Securities & Exchange Commission of its application for a five-day extension to file the Form 10-QSB. The Company expects that the information necessary to complete an accurate Form 10-QSB will be available shortly and the Form 10-QSB will be filed within five days after the filing deadline.

                                                                PART IV
                                                           OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Robert A. Dillon                   713          773-3284
------------------------------------      ------------------   ----------------
                       (Name)                    (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              Yes     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               Yes     No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the reasons detailed in Part III, a reasonable estimate of the results cannot be made.


                                     Acola Corp. (formerly MegaChain.com, Ltd.)
                                    -------------------------------------------
                                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     November 15, 2001                       By       /s/ Robert B. Dillon
     ----------------------                           -------------------------
                                                              Robert B. Dillon
                                                              President and
                                                         Chief Executive Officer